UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of October, 2004.

                      Commission File Number: 333-7484

                         INNOVA, S. de R.L. de C.V.
               --------------------------------------------
              (Translation of registrant's name into English)

    Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F. Mexico
  ------------------------------------------------------------------------
                  (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                   Form 20-F   X       Form 40-F
                            -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes                 No    X
                       -----               -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

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                                                       PRESS RELEASE
[TELEVISA LOGO]                                        FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------

             GRUPO TELEVISA AND SKY MEXICO SIGN AGREEMENTS WITH
                DIRECTV AND NEWS CORPORATION TO RECONFIGURE
               DIRECT-TO-HOME SATELLITE TELEVISION BUSINESSES

o    DIRECTV TO CEASE OPERATIONS IN MEXICO

o    SKY MEXICO ACQUIRES DIRECTV MEXICO'S SUBSCRIBER LIST

o TELEVISA SELLS INTEREST IN SKY MULTI-COUNTRY AND IS RELEASED FROM ITS SATELLITE GUARANTEE

o    TELEVISA EXPANDS  CARRIAGE RIGHTS IN MEXICO,  LATIN AMERICA AND TO THE
     US MARKET

Mexico City, October 11, 2004 - Grupo Televisa S.A ("Televisa" or "the Company", NYSE: TV; BMV: TLEVISACPO) and Innova, S. de R.L. de C.V. ("Sky Mexico") announced today that they have entered into a series of agreements with the DirecTV Group, Inc. (NYSE: DTV) and News Corporation (NYSE: NWS) to reconfigure the direct-to-home ("DTH") satellite television platforms in Mexico. Additionally, Televisa has entered into other agreements in respect to the DTH satellite television platform in Latin America ("Sky Multi-Country Partners" or "MCOP") and the carriage of the Company's Pay TV networks in Mexico, Latin America and the United States.

Sky Mexico began operations in late 1996, a year later than DirecTV Mexico. Sky Mexico's subscriber base soon surpassed that of DirecTV Mexico. Today, Sky Mexico has more than 940,000 subscribers, annual sales of approximately
4.2 billion pesos and EBITDA of approximately 1.4 billion pesos. Sky Mexico is Televisa's second largest consolidated business and one of its fastest growing units. Televisa owns a consolidated 60% interest in Sky Mexico while News Corporation and Liberty Media (NYSE: L) own 30% and 10%, respectively.

Today, DirecTV announced that its Mexican operation Grupo Galaxy Mexicana ("DirecTV Mexico") continued to lose significant amounts of money and was not projected to be profitable in the foreseeable future. Thus, DirecTV concluded that it was a failing business and decided to shut down its operations in Mexico. In order to insure an orderly process and avoid harming its customers, DirecTV stated that it will temporarily maintain service in Mexico to provide its customers time to switch to another Pay TV provider. To ease its subscribers' transition, and in an effort to provide an alternative, DirecTV has sold its subscriber list to Sky Mexico.

News Corporation has received an option to purchase up to a 15% equity stake in Sky Mexico, depending on the number of subscribers that switch from DirecTV Mexico and remain customers of Sky Mexico. Televisa will acquire 2/3 of Liberty Media's 10% equity interest in Sky Mexico for a net amount of approximately U.S.$48 million while News Corporation has agreed to acquire the remaining portion. As a result of these transactions, News Corporation's stake could increase from 30% to 43%, while Televisa's controlling equity stake in Sky Mexico could be marginally reduced from 60% to 57%.

Televisa and Sky Mexico also executed new agreements for the carriage of the Company's channels on Sky Mexico. Under these agreements, Televisa expects to receive additional revenue of approximately U.S.$4.5 million in the first year at current subscriber levels.

Additionally, Sky Mexico now has the option to exploit the DTH business in Guatemala, Honduras, El Salvador, Costa Rica, Nicaragua, Panama, Belize, Dominican Republic, Haiti and Cuba.

In respect to DTH in Latin America, Televisa will sell its 30% equity interest in Sky Multi-Country Partners. This transaction releases the Company from its PAS 6B satellite transponder guarantee for which it had previously taken reserves. As a result, Televisa expects to reverse these reserves and receive a one-time non-cash benefit of U.S.$31.6 million. The Company will also save approximately U.S.$11.8 million per year from the elimination of the ongoing satellite payments and additional funding requirements for MCOP's operations.

Separately, Televisa executed an agreement which guarantees permanent carriage of a minimum of five channels on DirecTV Latin America's basic service package reaching approximately 800,000 subscribers in the region. Televisa expects to receive approximately U.S.$7 million in programming fees during the initial year at current subscriber levels. Televisa will also have carriage rights to include up to two channels in DirecTV's US Hispanic package as well as in other News Corporation's controlled platforms around the world, subject to some exceptions.

Finally, Televisa and News Corporation have agreed that Televisa will be its preferred Mexican partner for various Media businesses in Mexico. In addition, both companies also intend to expand their businesses targeting the US Hispanic market.

Grupo Televisa, S.A. is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States. For more information, please visit www.televisa.com.

Innova, S. de R.L. de C.V. is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), The News Corporation Limited, an Australian Corporation ("News Corporation"), and Liberty Media International Inc., a Delaware corporation ("Liberty Media"), (formerly known as Tele-Communications International, Inc.). For more information, please visit www.sky.com.mx.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                    ###

   Contacts Televisa                            Contacts Sky Mexico
   MICHEL BOYANCE / ALEJANDRO EGUILUZ           CARLOS FERREIRO
   Investor Relations                           Chief Financial Officer
   Grupo Televisa, S.A.                         Innova, S. de R.L. de C.V.
   Av. Vasco de Quiroga No. 2000                Insurgentes Sur No.694
   Colonia Santa Fe                             Col. Del Valle
   01210 Mexico, D.F.                           03100 Mexico, D.F.
   (5255) 5261-2000                             (5255) 5448 4131
   ir@televisa.com.mx                           cferreiro@sky.com.mx

                                 SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             INNOVA, S. de R.L. de C.V.
                                             ----------------------------------
                                                      (Registrant)


Date: October 12, 2004                       By:    /s/ Carlos Ferreiro Rivas
                                                    ---------------------------
                                             Name:  Carlos Ferreiro Rivas
                                             Title: Chief Financial Officer